COMPUTRON, INC.

1 East Bedell Street

Freeport, NY 11520

April 15, 2015

Via Edgar

Re:	Computron, Inc.

Registration Statement on Form S-1

Filed November 7, 2014

File No. 333-199965

After careful consideration and To Whom It May Concern:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Computron, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 5:00 p.m., Eastern Daylight Time on April 17, 2014, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s counsel, Eilers Law Group, P.A.

The Company understands that the representatives of the underwriters, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David Breier
David Breier Sole Director
Computron, Inc.